Exhibit 4.3

DESCRIPTION OF NEW APTIV SHARES

The following description of New Aptiv’s share capital is a summary. This summary is not complete and is subject to the complete text of New Aptiv’s Memorandum and Articles of Association attached as Exhibit 3.1 to this Form 8-K. As used below in this Description of New Aptiv Shares, the terms “Aptiv,” the “Company,” “we,” “us,” and “our” refer to New Aptiv, and the term “Company Shares” refers to ordinary shares, par value $0.01, of New Aptiv.

The Company’s authorized share capital consists of 1,200,000,000 Company Shares, par value $0.01 per share, and 50,000,000 preferred shares, par value $0.01 per share. At the Transaction Time, there were 235,035,739 Company Shares issued and outstanding. All outstanding Company Shares are validly issued, fully paid and non-assessable. The Company Shares do not have preemptive, subscription or redemption rights. Neither our Memorandum of Association or Articles of Association nor the laws of Jersey restrict in any way the ownership or voting of Company Shares held by non-residents of Jersey.

Dividend and Liquidation Rights. Holders of Company Shares are entitled to receive equally, share for share, any dividends that may be declared in respect of our Company Shares by the Board of Directors out of funds legally available therefor. If, in the future, we declare cash dividends, such dividends will be payable in U.S. dollars. In the event of our liquidation, after satisfaction of liabilities to creditors, holders of Company Shares are entitled to share pro rata in our net assets. Such rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class or series of preferred shares that may be authorized in the future. Our Board of Directors has the power to declare such interim dividends as it determines. Declaration of a final dividend (not exceeding the amounts proposed by our Board of Directors) requires shareholder approval by adoption of an ordinary resolution. Failure to obtain such shareholder approval does not affect previously paid interim dividends.

Voting, Shareholder Meetings and Resolutions. Holders of Company Shares have one vote for each ordinary share held on all matters submitted to a vote of holders of Company Shares. These voting rights may be affected by the grant of any special voting rights to the holders of a class or series of preferred shares that may be authorized in the future. Pursuant to Jersey law, an annual general meeting shall be held once every calendar year at the time (within a period of not more than 18 months after the last preceding annual general meeting) and at the place as may be determined by the Board of Directors. The quorum required for an ordinary meeting of shareholders consists of shareholders present in person or by proxy who hold or represent between them a majority of the outstanding shares entitled to vote at such meeting.

An ordinary resolution (such as a resolution for the declaration of dividends) requires approval by the holders of a majority of the voting rights represented at a meeting, in person or by proxy, and voting thereon.

Amendments to Governing Documents. A special resolution (such as, for example, a resolution amending our Memorandum of Association or Articles of Association or approving any change in authorized capitalization, or a liquidation or winding-up) requires approval of the holders of two-thirds of the voting rights represented at the meeting, in person or by proxy, and voting thereon. A special resolution can only be considered if shareholders receive at least fourteen days’ prior notice of the meeting at which such resolution will be considered.

Requirements for Advance Notification of Shareholder Nominations and Proposals. New Aptiv’s Articles of Association establish advance notice and related procedures with respect to shareholder proposals and nomination of candidates for election as directors.

Limits on Written Consents. Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders.

Transfer of Shares and Notices. Fully paid Company Shares are issued in registered form and may be freely transferred pursuant to the articles of association unless the transfer is restricted by applicable securities laws or prohibited by another instrument. Each shareholder of record is entitled to receive at least fourteen days’ prior notice (excluding the day of notice and the day of the meeting) of an ordinary shareholders’ meeting and of any shareholders’ meeting at which a special resolution is to be adopted. For the purposes of determining the shareholders entitled to notice and to vote at the meeting, the Board of Directors may fix a date as the date for any such determination.

Modification of Class Rights. The rights attached to any class (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied with the sanction of an ordinary resolution passed at a separate general meeting of the holders of the shares of that class.

Election and Removal of Directors. The Company Shares do not have cumulative voting rights in the election of directors. As a result, the holders of Company Shares that represent more than 50% of the voting power have the power to elect any of our directors who are up for election. All of our directors will be elected at each annual meeting.

At the Transaction Time, our Board of Directors consisted of 10 directors. Our Articles of Association state that shareholders may only remove a director for cause. Our Board of Directors has sole power to fill any vacancy occurring as a result of the death, disability, removal or resignation of a director or as a result of an increase in the size of the Board of Directors.

Applicability of U.K. Takeover Code. We do not believe that the U.K. City Code on Takeovers and Mergers applies to takeover transactions for the Company.

Listing. Following the Transaction, the Company Shares will be listed on the NYSE under the symbol “APTV.”

Transfer Agent and Registrar. The U.S. transfer agent and registrar for the Company Shares is Computershare Trust Company, N.A. The U.S. transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021, Attention: Client Administration. Computershare Investor Services (Jersey) Limited is the transfer agent and registrar for the Company Shares in Jersey and its address is 13 Castle Street, St. Helier, JE1 1ES, Jersey.

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